UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May, 2007

Commission file number 0-50790

SUPERCOM LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O.B. 5039
Qadima 60920 ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __

At the Extraordinary General Meeting of Shareholders of SuperCom Ltd., a company organized under the laws of Israel (the “Registrant”), held on April 29, 2007, the shareholders of the Registrant approved:

(1)	the change of the Registrant’s name to Vuance Ltd. (the “Name Change”);

(2)
a 1 for 5.88235 reverse split (“Reverse Split”) of the Registrant’s authorized and issued ordinary shares, a proportionate change of the nominal value per ordinary share, and related amendments to the Registrant’s Memorandum of Association and Articles of Association;

(3)
the grant to each of the Registrant’s external directors, under the Registrant’s 2003 Israeli Share Option Plan, of options to purchase 120,000 pre-Reverse Split ordinary shares of the Registrant at a pre-Reverse Split exercise price of $0.85 per ordinary share, which options will vest in three consecutive, equal yearly installments; and

(4)
the grant to Mr. Eli Rozen, the Chairman of the Registrant’s Board of Directors, of options to purchase 500,000 pre-Reverse Split ordinary shares of the Registrant at a pre-Reverse Split exercise price of $0.70 per ordinary share, which options will be fully vested on the date of grant and exercisable for five years.

On April 30, 2007, the Registrant issued a press release announcing the shareholders’ approval of the Name Change and Reverse Split. A copy of the press release is annexed hereto as Exhibit 99.1 and incorporated by reference herein.

The statements contained in the first paragraph (including the two bullet points following such paragraph) and second paragraph of the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-121231.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM LTD.
(Registrant)

By:   /s/ EYAL TUCHMAN
         Eyal Tuchman
         Chief Executive Officer

Dated: May 2, 2007

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release, issued by the Registrant on April 30, 2007, announcing shareholder approval of the Reverse Split and Name Change.